Detica

08004328

RECEIVED

2008 AUG 13 P 3:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C262

08 August 2008

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

01.08.08	Dealings by connected exempt principal traders
01.08.08	Dealings by connected exempt principal traders
01.08.08	Dealings by persons with interests in securities representing 1% or more
01.08.08	Dealings by connected exempt principal traders
01.08.08	Dealings by connected exempt principal traders
01.08.08	Notification of major interest in shares
04.08.08	Dealings by connected exempt principal traders
04.08.08	Dealings by connected exempt principal traders
04.08.08	Dealings by connected exempt principal traders
04.08.08	Enterprise Act 2002 – Prior notice of merger
04.08.08	Dealings by persons with interests in securities representing 1% or more
04.08.08	Dealings by connected exempt principal traders
05.08.08	Dealings by connected exempt principal traders
05.08.08	Dealings by connected exempt principal traders
05.08.08	Dealings by connected exempt principal traders

PROCESSED
AUG 15 2008
THOMSON REUTERS

05.08.08	Dealings by persons with interests in securities representing 1% or more
05.08.08	Dealings by persons with interests in securities representing 1% or more
05.08.08	Notification of major interest in shares
05.08.08	Notification of major interest in shares
05.08.08	Dealings by persons with interests in securities representing 1% or more
05.08.08	Notification of major interest in shares
06.08.08	Dealings by connected exempt principal traders
06.08.08	Dealings by connected exempt principal traders
06.08.08	Dealings by connected exempt principal traders
06.08.08	Rule 2.10 announcement
07.08.08	Dealings by connected exempt principal traders
07.08.08	Dealings by connected exempt principal traders
07.08.08	Dealings by persons with interests in securities representing 1% or more
07.08.08	Dealings by connected exempt principal traders
07.08.08	Dealings by persons with interests in securities representing 1% or more
07.08.08	Dealings by persons with interests in securities representing 1% or more
07.08.08	Dealings by persons with interests in securities representing 1% or more
07.08.08	Notification of major interest in shares

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

N. Heywood

Nicky Heywood

Company Secretarial Assistant

Enc

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RECEIVED

2008 AUG 13 P 3:33

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	10:19 01-Aug-08
Number	4390A10

RNS Number : 4390A
Deutsche Bank AG
01 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	31/07/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Not GBP
7,575	4.4626	4.4626

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit
CFD	Sale	7,575	4.4626

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	01/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:07 01-Aug-08
Number	4531A11

RNS Number : 4531A
UBS AG (EPT)
01 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	2p ordinary
Date of dealing	31 JULY 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	25,500	0.02%	31,898	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,500	0.02%	31,898	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	500	447.25 pence
	500	
TOTAL PURCHASES		
TOTAL SALES	0	

(b) Derivatives transactions (other than options)

Product name, e.g Long/short (Note 5) CFD	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7) | Details | Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	1 AUGUST 2008
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Legal&Gen Inv Mgmnt
TIDM	
Headline	Rule 8.3- Detica Group Plc
Released	12:23 01-Aug-08
Number	4686A12

RNS Number : 4686A
Legal & General Investment Mgmnt Ld
01 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.02**
Date of dealing	**31 July 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

			Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,859,170	4.17		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,859,170	4.17		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,000	GBP 4.4525

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**01 Aug 2008**
Contact name	**Helen Lewis**
Telephone number	**0203 124 3851**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	12:33 01-Aug-08
Number	4714A12

RNS Number : 4714A
UBS AG (EPT)
01 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**31 JULY 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
18,848	**450 pence**	**445.25 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1046	**446.75 pence**	**446.75 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	**01 August 2008**
Contact name	**Netsanet Solomon**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	13:50 01-Aug-08
Number	4813A13

RNS Number : 4813A
Deutsche Bank AG
01 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	30/07/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Not GBP
983	4.47384	4.47384

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (GBP
20,539	4.4725	4.4425

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit
CFD	Long	18,867	4
CFD	Sale	983	4.

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	01/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	14:12 01-Aug-08
Number	4837A14

RNS Number : 4837A
Detica Group Plc
01 August 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

UBS AG London Branch

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

29 July 2008

6. Date on which issuer notified:

31 July 2008

7. Threshold(s) that is/are crossed or reached:

3.95%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi	
	Number of shares	**Number of voting Rights**
GB0031539561	4,914,593	4,914,593

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		
		Direct (x)	**Indirect** (xi)	**I**
GB0031539561	4,598,593	4,598,593	-	[illegible]

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial	**Expiration Date** (xiii)	**Exercise/Conversion Period/ Date** (xiv)	**Number of votin rights that may**

instrument	acquired if the instrument is exercised/ converted.
N/A	

Total (A+B)

Number of voting rights	% of voting rights
4,598,593	3.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:

John Woollhead

15. Contact telephone number:

01483 816900.

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:07 04-Aug-08
Number	5545A11

RNS Number : 5545A
UBS AG (EPT)
04 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**1 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	25,500	0.02%	31,648	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,500	0.02%	31,648	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	250	445.50 pence
	250	
TOTAL PURCHASES		
TOTAL SALES	0	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**4 AUGUST 2008**
Contact name	**LOUISE ROBINSON**
Telephone number	**020 7567 8762**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 9)	**CONNECTED BROKER**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:21 04-Aug-08
Number	5583A11

RNS Number : 5583A
UBS AG (EPT)
04 August 2008

FORM 38.5(a)

**DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)**

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**01 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
15,437	**446.1645 pence**	**445.25 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	04 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2008 AUG 13 P 3:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:33 04-Aug-08
Number	5620A11

RNS Number : 5620A
Deutsche Bank AG
04 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	01/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Not GBP
223	4.46634	4.46634

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (GBP
8,865	4.4566	4.45116

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit
CFD	Long	5,947	4
CFD	Long	2,918	4.
CFD	Sale	223	4.

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	04/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Office of Fair Trade
TIDM	
Headline	Prior Notice of Merger
Released	12:00 04-Aug-08
Number	5506A12

RNS Number : 5506A
Office of Fair Trading
04 August 2008

Enterprise Act 2002 - Prior Notice of Merger

The OFT gives notice under Section 99(1) of the Enterprise Act 2002 (the Act) that a Merger Notice has been given under Section 96 of the Act in respect of proposed arrangements for:

Anticipated acquisition by BAE Systems plc of Detica Group plc

The period for considering this Notice will expire on 1 September 2008 unless extended by the OFT under Section 97(2) of the Act.

Affected sector: IT Services for the National Security and Resilience Sector

Representations about the anticipated merger may be made by 15 August 2008 to:

Carole Bowley

OFT

Mergers Branch
Fleetbank House
2-6 Salisbury Square
London EC4Y 8JX
FAX: (020) 7211 8916
Email: carole.bowley@oft.gsi.gov.uk

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Company	Citigroup GM UK Eqty
TIDM	
Headline	EPT Disclosure
Released	12:32 04-Aug-08
Number	5724A12

RNS Number : 5724A
Citigroup Global Markets UK EqtyLtd
04 August 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord/Equity**
Date of dealing	**01 August 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Class of relevant security:	**Long**	**Sho**
Ordinary	**Number (%)**	**Number (%)**
(1) Relevant securities	**2,325,000 (2.00%)**	**(0.00%)**
(2) Derivatives (other than options)	**(0.00%)**	**(0.00%)**
(3) Options and agreements to purchase/sell	**(0.00%)**	**(0.00%)**

Total	2,325,000 (2.00%)	(0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Sho
Convertibles	Number (%)	Number (%)
(1) Relevant securities	(0.00%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)
Total	(0.00%)	(0.00%)

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	Number of securities	Price per unit (Note 5)
	175,000	GBP 4.4:
Total	**175,000**	

Sale	Number of securities	Price per unit (Note 5)
Total		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v future acquisition or disposal of any relevant securities to which any derivative referred to on this form is none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	04 August 2008
Contact name	Pavla Trskova
Telephone number	02890 409544
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	14:09 04-Aug-08
Number	5840A14

RNS Number : 5840A
Deutsche Bank AG
04 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	31/07/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
7,575	4.475	4.46

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (** **GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Sale	7,575	4.4626

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	[illegible]

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	04/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:08 05-Aug-08
Number	6600A11

RNS Number : 6600A
UBS AG (EPT)
05 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**4 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	25,500	0.02%	15,831	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,500	0.02%	15,831	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	911	445.5 pence
PURCHASE	973	445.75
PURCHASE	3727	445.75
PURCHASE	260	445.875
PURCHASE	958	445.875
PURCHASE	1205	446
PURCHASE	12	446.5
PURCHASE	533	446.5
PURCHASE	831	446.5
PURCHASE	311	446.625
PURCHASE	14	446.75
PURCHASE	511	446.75
PURCHASE	896	446.75
PURCHASE	1021	446.75
PURCHASE	1514	447
PURCHASE	2040	447
PURCHASE	23	448.25
PURCHASE	23	448.25
PURCHASE	25	448.25
PURCHASE	29	448.25
	15,817	
TOTAL PURCHASES		
TOTAL SALES	0	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product	Writing,	Number	Exercise	Type, e.g.	Expiry	Option

name,e.g. call option	selling, purchasing, varying etc	of securities to which the option relates (Note 6)	price	American, European etc.	date	money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	5 AUGUST 2008
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:16 05-Aug-08
Number	6611A11

RNS Number : 6611A
Deutsche Bank AG
05 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	04/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Not GBP
15,595	4.47271	4.4675

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (GBP
1,884	4.4675	4.46

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit
CFD	Short	15,428	4.
CFD	Short	167	4.

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	05/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:25 05-Aug-08
Number	6646A11

RNS Number : 6646A
UBS AG (EPT)
05 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**04 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
101,332	**446.75 pence**	**446.625 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
22,997	**446.9795 pence**	**445.75 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

CFD	SHORT	803	4.46669004 GBP
CFD	SHORT	99,197	4.46669

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	05 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Baillie Gifford &Co.
TIDM	
Headline	Rule 8.3- Detica Group
Released	12:55 05-Aug-08
Number	6771A12

RNS Number : 6771A
Baillie Gifford & Co.
05 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BAILLIE GIFFORD
Company dealt in	DETICA GROUP
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	04/08/2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	6,688,633	5.7727
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,688,633	5.7727

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	10,000	446.28P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (l 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05/08/2008
Contact name	AMEE YOSTRAKUL

Telephone number 0131 275 3047

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Baillie Gifford &Co.
TIDM	
Headline	Rule 8.3- Detica Group
Released	12:55 05-Aug-08
Number	6771A12

RNS Number : 6771A
Baillie Gifford & Co.
05 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BAILLIE GIFFORD
Company dealt in	DETICA GROUP
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	04/08/2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	6,688,633	5.7727
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,688,633	5.7727

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(¢
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	10,000	446.28P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note !

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (! 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05/08/2008
Contact name	AMEE YOSTRAKUL

Telephone number	0131 275 3047
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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TR-1 (i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):

   DETICA GROUP PLC

2. **Reason for the notification** (please state **Yes/No**):

   An acquisition or disposal of voting rights: YES

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

   An event changing the breakdown of voting rights: NO

   Other (please specify):

3. **Full name of person(s) subject to the notification obligation** (iii):

   Baillie Gifford & Co

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):

   4 August 2008

6. **Date on which issuer notified:**

   5 August 2008

7. **Threshold(s) that is/are crossed or reached:**

   5%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0031539561	5,799,719	5.01%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0031539561	Below 5%		Below 5%		Below 5%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

In the narrative below, the figures in [] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.
Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limited [1,069,915; 0.9%] is also a discretionary investment manager.

Its wholly-owned direct subsidiary undertaking Baillie Gifford & Co Limited [2,487,004; 2.2%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegate its discretionary investment management role to Baillie Gifford & Co.

Its wholly-owned subsidiary undertaking Baillie Gifford Life Limited [505202; 0.4%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816900.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

UBS AG London Branch

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

31 July 2008

6. Date on which issuer notified:

5 August 2008

7. Threshold(s) that is/are crossed or reached:

Below 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0031539561	4,598,593	4,598,593

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB0031539561	Below 3%	Below 3%	-	Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B) Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816900.

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	15:17 05-Aug-08
Number	7019A15

RNS Number : 7019A
BlackRock Group
05 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary shares
Date of dealing	4th August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,750,968	7.51%		
(2) Derivatives (other than options)	2,994,060	2.57%		
(3) Options and agreements to purchase/sell				
Total	11,745,028	10.08%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	23,300	GBP 4.4756

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	5th August 2008
Contact name	Kai Chew
Telephone number	020 7743 2602
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):

   DETICA GROUP PLC

2. **Reason for the notification** (please state Yes/No):

   An acquisition or disposal of voting rights: YES

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

   An event changing the breakdown of voting rights: NO

   Other (please specify):

3. **Full name of person(s) subject to the notification obligation** (iii):

   Credit Suisse Securities (Europe) Limited

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):

   31 July 2008

6. **Date on which issuer notified:**

   5th July 2008

7. **Threshold(s) that is/are crossed or reached:**

   4%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB0031539561	3,603,796	3,603,796

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		**% of voting rights**	
		Direct (x)	**Indirect** (xi)	**Direct**	**Indirect**
GB0031539561	4,652,021	4,652,021	N/A	4.02%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	**Expiration Date** (xiii)	**Exercise/Conversion Period/ Date** (xiv)	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
N/A				

Total (A+B)

Number of voting rights	**% of voting rights**
4,652,021	4.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSIBD") is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816900.

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:04 06-Aug-08
Number	7538A11

RNS Number : 7538A
UBS AG (EPT)
06 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**5 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	25,500	0.02%	2,176	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	25,500	0.02%	2,176	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1021	446.125 pence
PURCHASE	1021	446.25
PURCHASE	1021	446.75
PURCHASE	1214	447
PURCHASE	1021	447.375
PURCHASE	1665	447.5
PURCHASE	18	448.25
PURCHASE	851	448.25
PURCHASE	825	448.5
PURCHASE	825	449
PURCHASE	1836	449
SALE	350	449.75
PURCHASE	252	449.75
PURCHASE	43	450.5
PURCHASE	1677	450.75
PURCHASE	31	451
PURCHASE	684	451
	14,005	
TOTAL PURCHASES		
TOTAL SALES	350	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per

the option relates (Note 6)		unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	6 AUGUST 2008
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:30 06-Aug-08
Number	7587A11

RNS Number : 7587A
UBS AG (EPT)
06 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**05 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
52,891	**451 pence**	**446.125 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
55,076	**451 pence**	**446 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

CFD	SHORT	19,403	4.4855 GBP
CFD	SHORT	4,372	4.4924
CFD	SHORT	12,275	4.49240884

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	06 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	12:13 06-Aug-08
Number	7701A12

RNS Number : 7701A
Deutsche Bank AG
06 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	05/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Not GBP
5,125	4.49669	4.49669

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit
CFD	Short	5,125	4.

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	06/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	17:00 06-Aug-08
Number	8038A17

RNS Number : 8038A
Detica Group Plc
06 August 2008

Detica Group plc ("Detica" or the "Group")

Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Group confirms that it has 116,477,505 ordinary shares of 2 pence each in issue as at the close of business on 6 August 2008. The ISIN reference for these securities is GB0031539561.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2008 AUG 13 P 3:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	10:48 07-Aug-08
Number	8508A10

RNS Number : 8508A
UBS AG (EPT)
07 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**6 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	30,900	0.03%	4,287	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	30,900	0.03%	4,287	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	1850	447.75 pence
SALE	1035	447.75
SALE	127	447.75
PURCHASE	1100	447.75
SALE	1275	448
PURCHASE	333	448
PURCHASE	1140	448
PURCHASE	150	448.25
PURCHASE	260	448.25
PURCHASE	860	449.25
PURCHASE	76	449.5
PURCHASE	151	449.5
PURCHASE	261	449.5
PURCHASE	274	449.5
PURCHASE	599	449.5
PURCHASE	803	449.5
PURCHASE	851	449.5
PURCHASE	25	450
PURCHASE	241	450
PURCHASE	81	450.5
PURCHASE	105	450.5
PURCHASE	266	450.5
	7,576	
TOTAL PURCHASES		
TOTAL SALES	4,287	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	7 AUGUST 2008
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:00 07-Aug-08
Number	8534A11

RNS Number : 8534A
UBS AG (EPT)
07 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**06 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
45,099	**453.5 pence**	**447.75 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
3,618	**448 pence**	**448.75 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**SHORT**	**31,963**	**4.4803079 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	07 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Legal&Gen Inv Mgmnt
TIDM	
Headline	Rule 8.3-Detica Group Plc
Released	12:13 07-Aug-08
Number	8691A12

RNS Number : 8691A
Legal & General Investment Mgmnt Ld
07 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.02**
Date of dealing	**06 August 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

			Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,860,170	4.17		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,860,170	4.17		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000	GBP 4.49

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	**07 Aug 2008**
Contact name	**Helen Lewis**
Telephone number	**0203 124 3851**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

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2008 AUG 13 P 3:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	12:23 07-Aug-08
Number	8715A12

RNS Number : 8715A
Deutsche Bank AG
07 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	06/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
26,506	4.495	4.48915

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**
21	4.4656	4.4656

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Sale	25,154	4.

CFD	Sale	1,352	4.·

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	07/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

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Regulatory Announcement

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Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA GROUP PLC
Released	14:06 07-Aug-08
Number	8836A14

RNS Number : 8836A
Standard Life Investments
07 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**06/08/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,141,859	3.56		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,141,859	3.56		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
BUY	**12,500**	**GBP 4.5005**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	**NO**
Date of disclosure	**07/08/08**
Contact name	**ROBBIE STORRIE**
Telephone number	**0131-550-6049**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Detica Group plc
Released	15:09 07-Aug-08
Number	8925A15

RNS Number : 8925A
Aviva PLC
07 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.02**
Date of dealing	**6 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	2,562,280	2.200%	0	
(2) Derivatives (other than options)	0	0%	0	
(3) Options and agreements to purchase/sell	0	0%	0	
Total	2,562,280	2.200%	0	

(b) Interests and short positions in relevant securities of the compan other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	0	0%	0	0
(2) Derivatives (other than options)	0	0%	0	0
(3) Options and agreements to purchase/sell	0	0%	0	0
Total	0	0%	0	0

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	48,698	GBP4.486600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	07 AUGUST 2008
Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	15:14 07-Aug-08
Number	8948A15

RNS Number : 8948A
BlackRock Group
07 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary shares
Date of dealing	6th August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,733,304	7.49%		
(2) Derivatives (other than options)	2,994,060	2.57%		
(3) Options and agreements to purchase/sell				
Total	11,727,364	10.06%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	17,664	GBP 4.47

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7th August 2008
Contact name	Kai Chew
Telephone number	020 7743 2602
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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TR-1 (i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: YES

Other (please specify) NO

3. Full name of person(s) subject to the notification obligation (iii):

Norges Bank

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

6th August 2008

6. Date on which issuer notified:

8th August 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

Change in shares in issue resulting in interest falling below the 3% threshold.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB 0031539561	3,482,198	3,482,198

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB 0031539561	3,482,198	3,482,198			

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
3,482,198	2.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

Norges Bank

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

Based on shares in issue of 116,477,505

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816 900.

………………

END